Exhibit 99.3

Market Announcement

14 November 2019

Sundance Energy Australia Limited (ASX: SEA) — Suspension from Official Quotation

Description

The securities of Sundance Energy Australia Limited (‘SEA’) will be suspended from quotation at the close of trading today, Thursday, 14 November 2019, in accordance with Listing Rule 17.2, following lodgement of the Federal Court orders with the Australian Securities and Investments Commission approving the scheme of arrangement by which Holdco will acquire all of the issued shares in SEA.

Issued by

Lauren Osbich

Compliance Adviser, Listings Compliance (Sydney)

14 November 2019	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8274 2128    Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

14 November 2019

Lauren Osbich

Adviser, Listings Compliance

ASX Compliance Pty Limited

20 Bridge Street

Sydney NSW 2000

By email: lauren.osbich@asx.com.au Dear Lauren,

Sundance Energy Australia Limited: Request for suspension of securities from official quotation

Pursuant to Listing Rule 17.2, Sundance Energy Australia Limited ACN 112 202 883 (ASX:SEA) (Sundance) requests the suspension from official quotation of its ordinary shares, effective from the close of trading today (14 November 2019).

Orders of the Federal Court of Australia (Orders) were today lodged with the Australian Securities and Investments Commission (ASIC) which approve the scheme of arrangement (Scheme) between Sundance and its shareholders under which all Sundance shares will be acquired by Sundance Energy Inc. (a newly formed Delaware corporation) (Holdco).

In accordance with Listing Rule 17.2, Sundance provides the following information:

(a)                                the suspension from official quotation of Sundance shares is requested due to lodgement with ASIC of the Orders approving the Scheme, upon which the Scheme became effective;

(b)                                Sundance requests the suspension from official quotation of its shares until Sundance requests to be removed from the official list of the ASX. Please do not remove Sundance from the official list prior to receipt of the request to do so from Sundance;

(c)                                 the request for removal from the official list is expected to be made following implementation of the Scheme, which is expected to occur on 26 November 2019, on a date determined by Holdco;

(d)                                Sundance is not aware of any reason why its shares should not be suspended; and

(e)                                 Sundance is not aware of any other information necessary to inform the market about the suspension.

Yours sincerely,

Mr Damien Connor

Company Secretary